

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2025

Robert Ang
Chief Executive Officer
Vor Biopharma Inc.
100 Cambridgepark Drive
Suite 101
Cambridge, MA 02140

> **Re:** **Vor Biopharma Inc.**
> **Registration Statement on Form S-3**
> **Filed March 20, 2025**
> **File No. 333-285969**

Dear Robert Ang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Katie Kazem